Exhibit 99.1

Gilead to Acquire Kite: Creating a Global Leader in Cell Therapy August 28, 2017

Disclaimer and Forward-Looking Statements This presentation includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination, its effect on Gilead’s revenues and earnings, the commercial success of Kite’s products, approval of axi-cel by the U.S. Food and Drug Administration; approval of axi-cel by the European Medicines Agency; the ability of Gilead to advance Kite’s product pipeline, including axi-cel, the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Kite’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; transaction costs; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Gilead and Kite, and Gilead and Kite assume no obligation and disclaim any intent to update any such forward-looking statements. 2

Additional Information and Where to Find It The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kite. A solicitation and an offer to buy shares of Kite will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the U.S. Securities and Exchange Commission. At the time the offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Kite will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Kite stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Kite at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Kite file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Gilead or Kite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Gilead’s and Kite’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov. 3

Gilead + Kite: Bringing Life-Saving Therapies to Patients Kite’s platform, pipeline and scientific expertise establish Gilead’s leadership in cell therapy for oncology Builds a foundation for dramatically improving treatment of hematological malignancies and solid tumors Gilead has transformed the care of HIV and viral hepatitis, and is committed to bringing that same innovation to cancer patients Gilead has a successful track record of driving continuous innovation to improve upon existing products Diversifies Gilead’s portfolio and creates long-term shareholder value 4

Transaction Details Gilead to acquire Kite for $180 per share in cash or total purchase price of $11.9 billion Transaction is expected to be neutral to earnings by year three and accretive thereafter The acquisition represents a 29 percent premium to Kite’s closing on Friday, August 25, and a 50 percent premium to the company’s 30-day volume weighted average stock price Gilead intends to fund the acquisition with a combination of cash on hand, bank debt and senior unsecured notes Transaction unanimously approved by the Boards of Directors of both companies The acquisition is expected to close during the fourth quarter of 2017, subject to regulatory approvals and other customary closing conditions 5

Kite: An Overview 6 Kite is headquartered in Santa Monica, California and has ~650 employees, with operations in the U.S., Europe and joint venture in China (FosunKite) Axi-cel, the company’s lead product, is under review with a U.S. PDUFA date of Nov. 29, 2017 and European approval anticipated in 2018 Kite has multiple ongoing/planned clinical trials across hematological malignancies and solid tumors Clinical data show durable responses in cancer patients treated with axi-cel who have run out of options

Ready to Launch Kite has fully-integrated infrastructure to launch first-in-class, best-in-class treatment for three types of aggressive non-Hodgkin lymphoma, with other indications to follow Kite has a state-of-the-art, commercial scale cell therapy processing facility, located in El Segundo (Los Angeles) Production is efficient and can be quickly expanded to meet increased demand, as needed 7

Understanding Cell Therapy 8

Cell Therapy: An Emerging Field with the Potential to Transform Cancer Treatment 9 Cell therapy is a new way of treating cancer that uses a patient’s own immune system to fight the disease Kite’s industry-leading cell therapy pipeline is based on two different platforms: CAR (chimeric antigen receptor) T cells and TCR (T-cell receptor) engineered cells Data from CAR T trials have generated enthusiasm among oncologists as next frontier in cancer treatment

The Science of CAR T 10 CAR T T cells are taken from patients and engineered to express chimeric antigen receptors (CARs), which direct T cells to detect and destroy tumor cells Upon engagement with the specified cancer cell, the CAR T-cell “activates” resulting in the killing of the target cell CAR T-cells also undergo proliferation, which increases the number of therapeutic cells to eradicate cancer How it Works

Exciting Data Published Across Numerous Journals 11 “This clinical trial extends the reach of TCR gene therapy for patients with metastatic cancer.” “These results show that anti-CD19 CAR T-cells can cause long complete responses of chemotherapy-refractory DLBCL and that anti-CD19 CAR T cells are possibly a curative therapy for lymphoma.” Kochenderfer, James N. et al. Molecular Therapy, 13 July 2017 (online pub.) “At the first follow-up 40 days after cell therapy, we found that all seven lung metastases [in a patient with metastatic colorectal cancer] had regressed on CT. Of these lesions, six had either completely regressed or showed continuing regression 9 months after therapy.” Rosenberg, Steve A. et al N Engl J Med 2016; 375:2255-2262 8 Dec. 2016 Rosenberg, Steve A. et al Journal of Clinical Oncology - published online before print 15 August 2017

Axicabtagene Ciloleucel (axi-cel): Under priority FDA review for aggressive non-Hodgkin lymphoma which includes diffuse large B-cell lymphoma (DLBCL), transformed follicular lymphoma (TFL) and primary mediastinal B-cell lymphoma (PMBCL) Under review in Europe with approval anticipated in 2018 Axi-Cel is Nearing Approval in First Indication 12 Vein to vein time averaged 17 days in clinical trials

Lack of Therapeutic Options for People with DLBCL Diffuse large B-cell lymphoma is the most common form of non-Hodgkin lymphoma Outcomes for patients with DLBCL whose disease has relapsed or who have become refractory to existing therapies are poor (SCHOLAR-1 study): Initial complete response treated with standard of care: 7 percent Median overall survival: 6.3 months 13

Axi-Cel Pivotal Data Illustrate Promise of CAR T 14 Results from Kite’s ZUMA-1 pivotal trial in which patients with relapsed/ refractory DLBCL were treated with axi-cel: Initial complete response treated with axi-cel: 54 percent Median overall survival: Not yet reached at 8.7 months Complete Response (CR) 54%

Kite Has a Comprehensive Pipeline 15

Kite: Ongoing Launch Preparation 16

Reaching DLBCL Patients 17 Cumulative percentage of total DLBCL patients covered by transplant centers 70+ centers targeted by end of year 1, reaching ~90% of people with DLBCL 70+

A Patient-Centered Approach 18 Kite Konnect™ program will create optimal experience for patients and physicians Field teams fully staffed and trained Company has diligently worked to prepare first sites to treat patients and anticipates launching with at least 10 leading cancer centers Vein to vein time averaged 17 days in clinical trials

European Union: Preparing to Launch in 2018 Axi-cel EU submission completed in July 2017 Building infrastructure – leadership with proven oncology track record Enrolling patients in clinical sites Building network with thought leaders and clinical organizations Establishing supply chain 19

Gilead: A History of Innovation 20

Gilead Has Transformed Care for People with HIV HAART 1996 2006 B/F/TAF PDUFA 2/12/2018 6 STRs over a 12-year period 21

Gilead Has Transformed Care for People with HCV 22 4 options to cure HCV in 4 years

Together, We Will 23 Drive continuous scientific and medical innovation to improve care for people with cancer Develop next generations of novel therapies in areas of significant unmet need Design and execute clinical programs to shorten development timelines Scale complicated manufacturing processes to meet patient demand Bring innovative, new cellular therapies to patients around the world

Gilead to Acquire Kite: Creating a Global Leader in Cell Therapy August 28, 2017